Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

November 6, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jenn Do

Re:	American Heritage International Inc.
Form 8-K Item 4.01 Filed October 15, 2013 File No. 333-181784

Dear Ms. Do:

I write on behalf of American International Inc. (the “Company”) in response to Staff’s letter of November 4, 2013, by Jenn Do, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K.

1. We note your references to “the fiscal years ended December 31, 2012 and 2011, and through the interim period ended June 30, 2013” in the third, fourth and fifth paragraphs. Please revise to disclose, if true, that there were no such disagreements and/or reportable events for the two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(iv) of Regulation S-K.

In response to this comment, the Company revised its disclosure to include the two most recent fiscal years and subsequent interim period through the date of change in accountants.

2. We note the disclosure in the fifth paragraph regarding the reportable event. Please revise to clarify, if true, that management has identified a material weakness in its internal control over financial reporting as of June 30, 2013. If so, revise to describe the nature of each material weakness and to state whether the material weakness(es) have been remediated as of the date of the Form 8-K.

In response to this comment, the Company revised its disclosure to clarify that management has identified material weaknesses in its internal control over financial reporting as of June 30, 2013, and to describe the nature of each material weakness. The Company further disclosed that the material weaknesses have not been remediated as of the date of the Form 8-K.

3. Given the reportable event/material weakness disclosed, please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

In response to this comment, the Company believes that this comment is inapplicable as the nature of the material weaknesses relate to inadequate segregation of duties and insufficient board representation, and not to any accounting adjustments.

4. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

In response to this comment, there are no letters or written communications to and from the former accountant regarding any disagreement or reportable events to management.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

In response to this comment, the Company included an updated Exhibit 16.1 letter from the former accountant in the amended Form 8-K.

Sincerely,

/s/ Scott P. Doney

Scott P. Doney, Esq.

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